UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 16, 2015



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On July 16, 2015, Dollar Tree, Inc. issued a press release regarding the Company's promotion of Michael Witynski to Chief Operating Officer. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press release dated July 16, 2015 issued by Dollar Tree, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: July 16, 2015   By: /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 -   Press release dated July 16, 2015 issued by Dollar Tree, Inc.



Dollar Tree Names Michael Witynski Chief Operating Officer

CHESAPEAKE, Va. - July 16, 2015 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, announced today that Michael Witynski has been named Chief Operating Officer.

As Chief Operating Officer, Mr. Witynski, age 52, will be responsible for Store Operations of Dollar Tree bannered stores in the United States, Real Estate for Dollar Tree bannered stores in the U.S. and all Retail Operations and Real Estate in Canada. Mr. Witynski has served as Senior Vice President of Stores since joining Dollar Tree in 2010. Prior to joining the Company, he held executive positions at Shaw's Supermarkets and Supervalu, Inc. during his 29-year career in the grocery industry. Mr. Witynski will report to Bob Sasser, Chief Executive Officer.

Mr. Sasser stated, "We are pleased to announce Mike's recent promotion to Chief Operating Officer. Mike is an accomplished retailer. He has been a key leader in Dollar Tree's continued growth and operating performance since joining the Company in 2010. In addition to leading store operations at Dollar Tree stores, Mike will be assuming the responsibilities of real estate for the Dollar Tree banner in the U.S. and all retail operations in Canada. This leadership appointment is a component of our ongoing integration following our Family Dollar acquisition."

About Dollar Tree, Inc.

Dollar Tree, a Fortune 500 Company, now operates more than 13,600 stores across 48 states and five Canadian provinces. Stores operate under the brands of Dollar Tree, Dollar Tree Canada, Deals and Family Dollar. To learn more about the Company, visit www.DollarTree.com.

CONTACT: Dollar Tree, Inc.
            Randy Guiler, 757-321-5284
            Vice President, Investor Relations
            www.DollarTree.com